Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017

VIA EDGAR

April 18, 2023

Re:	Blackstone Private Credit Fund
Annual Report on Form 10-K, File No. 814-01358

Securities and Exchange Commission

Division of Investment Management, Disclosure

Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Dear Ms. Hamilton:

On behalf of Blackstone Private Credit Fund (the “Fund”), we herewith transmit the Fund’s response to one of the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 12, 2023 regarding the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on March 17, 2023 (the “Annual Report”). You indicated that the Staff would appreciate a response to the comment summarized below in connection with the Staff’s consideration of the Fund’s Registration Statement on Form N-14 (File No. 333-269682) filed on February 10, 2023 and a related amendment filed on March 2, 2023, which incorporated by reference the Fund’s Annual Report (the “Registration Statement”). The Staff further indicated that responses to the remainder of the Staff’s comments communicated on April 12, 2023 could be provided in separate correspondence. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Annual Report.

Notes to Consolidated Financial Statements—Note 12—Twin Peaks Acquisition

1.	Please provide the analysis under Article 6-11 of Regulation S-X (“Rule 6-11”) performed for this transaction to determine compliance with Rule 6-11.

Pursuant to a Securities Purchase Agreement, dated March 5, 2021 (the “Purchase Agreement”), by and among the Fund, Twin Peaks Parent LLC, a Delaware limited liability company not affiliated with the Fund that operated as a separately managed account (the “Seller”), BCRED Twin Peaks LLC, a wholly-owned subsidiary of the Seller (“Holdco”), Teacher Retirement System of Texas, an investor in the Seller, and Blackstone Credit BDC Advisors LLC, the Fund’s investment adviser, the Fund acquired 100% of the limited liability company interests in Holdco (the “Transaction”), which included a portfolio of assets from the Seller (the “Direct Assets”) and two wholly-owned financing subsidiaries (the “Financing Subsidiaries”), each of which owned loans and equity interests in various portfolio companies (collectively, the “Subsidiary Assets”).1

Rule 6-11(a)(1) requires that the financial statements described in Rule 3-01, Rule 3-02 or Rule 3-18, as applicable, including the schedules specified in Rule 12-01 through Rule 12-29, prepared and audited in accordance with Regulation S-X for the periods specified in paragraph (b) of Rule 6-11 and the supplemental information specified in paragraph (d) of Rule 6-11 must be filed if “consummation of a fund acquisition has occurred or is probable.” Holdco was determined to be a “fund” as that term is defined by Rule 6-11(a)(2)(i).The Fund’s acquisition of Holdco, including the Direct Assets, the Financing Subsidiaries and the Subsidiary Assets, constituted an acquisition of all or substantially all of the assets of Holdco. Accordingly, the Transaction represented a “fund acquisition”, as that term is defined by Rule 6-11(a)(2)(ii).2 In addition, the Transaction triggered the significance tests set forth the Rule 6-11(b)(2)(ii) and (iii).3

As a result, in accordance with Rule 6-11 the financial statements of Holdco for the then most recent fiscal year as well as supplemental financial information in paragraph (d) of Rule 6-11, were filed with the SEC on a Current Report on Form 8-K dated May 17, 2021. The Fund first filed a Current Report on Form 8-K dated March 11, 2021 (the “Initial Form 8-K”) which, among other things, described the Transaction and included a summary of the material provisions of the Purchase Agreement. Then, pursuant to the instructions to Item 9.01 of Form 8-K, on May 17, 2021, the Fund filed Amendment No. 1 to the Initial Form 8-K (the “Amended Form 8-K”)4 in order to include required financial statements audited in compliance with U.S. GAAP, in accordance with subparagraph (c) of Rule 6-11, and supplemental disclosure information required by paragraph (d) of Rule 6-11 related

1 Each of the Financing Subsidiaries (BCRED Denali Peak Funding LLC and BCRED Siris Peak Funding LLC) are now indirectly wholly-owned by the Fund and have entered into credit facilities that have been assumed by the Fund pursuant to the Purchase Agreement.

2 Pursuant to Rule 6-11(a)(2)(ii), among the facts and circumstances considered in evaluating whether a “fund acquisition” occurred, the Fund considered namely that substantially all of Holdco’s assets, including portfolio investments, were acquired in connection with the Transaction.

3 With respect to the investment test under Rule 1-02(w)(2)(i), the value of the Fund’s and its other subsidiaries’ investments in and advances to Holdco exceeded 20% (50% for the purposes of the analysis under Rule 6-11(b)(2)(iii)) of the value of the total investments of the Fund and its subsidiaries consolidated as of December 31, 2020.

4 Available at: https://www.sec.gov/Archives/edgar/data/1803498/000119312521163886/d441675d8ka.htm.

to fund acquisitions that were previously omitted in the Initial Form 8-K. With respect to supplemental disclosure information required by subparagraph (d) of Rule 6-11, in the Amended Form 8-K the Fund (i) included a current fee and expense information table, showing solely the fee structure of the combined entity because the pro forma fees would not be materially different pre- and post-Transaction, (ii) determined that the Transaction would not result in a material change in Holdco’s investment portfolio due to investment restrictions and (iii) determined that there are no material differences in accounting policies between the Fund and Holdco.

*        *        *

Please do not hesitate to contact me at (202) 636-5592 if you have comments or if you require additional information regarding the Annual Report or the Registration Statement.

Respectfully submitted,

/s/ Steven Grigoriou

cc:	Lucie Enns, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Jonathan Pacheco, Esq.

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